Exhibit 99.3

MICROSTRATEGY INCORPORATED

Amendment No. 2 to

2013 Stock Incentive Plan

Pursuant to Section 11(d) of the 2013 Stock Incentive Plan, as amended (the “Plan”) of MicroStrategy Incorporated (the “Company”), the Plan is hereby further amended as follows:

A new Section 5(h) shall be inserted in the Plan immediately following Section 5(g) of the Plan, to read in its entirety as follows:

“(h)	Annual Stock Option Grants to Outside Directors.

(1) Annual Grant. Beginning in 2015, on May 31 of each year, each Outside Director who is then serving as an Outside Director (as defined in Section 5(h)(4)) as of such date shall automatically be granted (without further action by the Board or any committee thereof) an Award consisting of a Nonstatutory Stock Option to purchase 5,000 shares of Common Stock (subject to adjustment pursuant to Section 9).

(2) Terms of Annual Stock Option Grants. Options granted under Section 5(h)(1) shall (i) have an exercise price equal to the Fair Market Value of the Common Stock on the date of grant; (ii) become exercisable as to 25% of the original number of shares subject to such option on the first anniversary of the date of grant and as to an additional 25% on each anniversary thereafter until such option becomes vested in full; (iii) unless earlier terminated, expire at 5:00 p.m., Eastern Time, on the tenth anniversary of the date of grant; and (iv) otherwise be on and subject to such other terms and conditions as are set forth in the option agreement with respect to such grant and as the Board may determine.

(3) Limitations. Notwithstanding Section 5(h)(1), in the event that the number of shares of Common Stock prescribed by Section 4(a)(1) is not sufficient to cover the Awards granted pursuant to Section 5(h)(1), the remaining shares of Common Stock available for issuance shall be prorated among the Outside Directors entitled to receive such Awards. Any further grants pursuant to Section 5(h)(1) shall then be deferred until such time, if any, as additional shares of Common Stock become available for grant under the Plan, whether pursuant to amendment of the Plan pursuant to Section 11(d) to increase the number of shares available for issuance under the Plan or pursuant to the mechanisms set forth in Section 4(a)(2)(B).

(4) Definition. An “Outside Director” shall mean a member of the Board who is not employed by the Company. Payments by the Company to a member of the Board solely in connection with providing services to the Company as a member of the Board shall not be sufficient to constitute “employment” by the Company.”

This Amendment shall become effective on the date it is adopted by the Board; provided that, to the extent required, no Award shall be made pursuant to this Amendment before stockholder approval of this Amendment, unless the Award is conditioned upon stockholder approval of this Amendment and the Award provides that (1) it will terminate or be forfeited if stockholder approval of the Amendment is not obtained within 12 months from the date of the grant of such Award and (2) it may not be exercised or settled (or otherwise result in the issuance of Common Stock) prior to such stockholder approval.

Adopted by the Compensation Committee of the
Board of Directors on April 30, 2014

Approved by the Company’s stockholders on , 20